UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 2)*

Agile Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00846X105

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 13

CUSIP No. 00846X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mohr, Davidow Ventures IV, L.P. (“MDV IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,014,998 shares, except that Fourth MDV Partners, L.L.C. (“Fourth MDV Partners”), the general partner of MDV IV, may be deemed to have sole voting power, and Lawrence G. Mohr (“Mohr”), William H. Davidow (“Davidow”), Jonathan D. Feiber (“Feiber”), and Nancy Schoendorf (“Schoendorf”), the members of Fourth MDV Partners, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,014,998 shares, except that Fourth MDV Partners, the general partner of MDV IV, may be deemed to have sole dispositive power, and Mohr, Davidow, Feiber, and Schoendorf, the members of Fourth MDV Partners, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,014,998 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.29%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00846X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MDV IV Entrepreneurs’ Network Fund, L.P. (“MDV IV Entrepreneurs’ Network Fund”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 00846X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fourth MDV Partners, L.L.C. (“Fourth MDV Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
3,014,998 shares, all of which are directly owned by MDV IV.  Fourth MDV Partners, the general partner of MDV IV, may be deemed to have sole voting power, and Mohr, Davidow, Feiber, and Schoendorf, the members of Fourth MDV Partners, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
3,014,998 shares, all of which are directly owned by MDV IV.  Fourth MDV Partners, the general partner of MDV IV, may be deemed to have sole dispositive power, and Mohr, Davidow, Feiber, and Schoendorf, the members of Fourth MDV Partners, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,014,998 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.29%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 00846X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawrence G. Mohr, Jr. (“Mohr”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 154 shares.

	6.	Shared Voting Power 3,014,998 shares. Mohr is a general partner of Fourth MDV Partners, the general partner of MDV, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 154 shares.

	8.	Shared Dispositive Power 3,014,998 shares. Mohr is a general partner of Fourth MDV Partners, the general partner of MDV, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,015,152 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.29%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00846X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Davidow (“Davidow”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,739 shares.

6.

Shared Voting Power
3,081,242 shares, of which 3,014,998 are directly owned by MDV IV, 29,120 are held by William H. Davidow, Trustee of the Davidow Family Trust Dated July 26, 1991 and 37,124 are directly owned by Chachagua Partnership (“Chachagua”).  Davidow is a general partner of Fourth MDV Partners, the general partner of MDV, and a general partner of Chachagua, and may be deemed to have shared power to vote these shares.  Davidow disclaims beneficial ownership of the securities held by Chachagua except to the extent of his indirect pecuniary interest therein.

	7.	Sole Dispositive Power 1,739 shares.

8.

Shared Dispositive Power
3,081,242 shares, of which 3,014,998 are directly owned by MDV IV, 29,120 are held by William H. Davidow, Trustee of the Davidow Family Trust Dated July 26, 1991 and 37,124 are directly owned by Chachagua.  Davidow is a general partner of Fourth MDV Partners, the general partner of MDV, and a general partner of Chachagua, and may be deemed to have shared power to dispose of these shares. Davidow disclaims beneficial ownership of the securities held by Chachagua except to the extent of his indirect pecuniary interest therein.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,082,981 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.43%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00846X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jonathan D. Feiber (“Feiber”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,761 shares.

6.

Shared Voting Power
3,277,850 shares, of which 3,014,998 are directly owned by MDV IV and 262,852 are held by Jonathan D. Feiber, Trustee of the Feiber-Buhr Family Trust U/D/T Dated October 27, 1995.  Feiber is a general partner of Fourth MDV Partners, the general partner of MDV, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 3,761 shares.

8.

Shared Dispositive Power
3,277,850 shares, of which 3,014,998 are directly owned by MDV IV and 262,852 are held by Jonathan D. Feiber, Trustee of the Feiber-Buhr Family Trust U/D/T Dated October 27, 1995.  Feiber is a general partner of Fourth MDV Partners, the general partner of MDV, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,281,611 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.85%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 00846X105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nancy J. Schoendorf (“Schoendorf”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 349,320 shares.

6.

Shared Voting Power
3,014,998 shares, all of which are directly owned by MDV IV.  Schoendorf is a general partner of Fourth MDV Partners, the general partner of MDV IV, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 349,320 shares.

8.

Shared Dispositive Power
3,014,998 shares, all of which are directly owned by MDV IV.  Schoendorf is a general partner of Fourth MDV Partners, the general partner of MDV IV, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,364,318 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.02%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Agile Software Corporation
	(b)	Address of Issuer's Principal Executive Offices One Almaden Blvd. San Jose, California 95113-2253

Item 2.
(a)

Name of Person Filing
This statement is filed by Mohr, Davidow Ventures IV, L.P., a Delaware limited partnership (“MDV IV”), MDV IV Entrepreneurs’ Network Fund, L.P., a Delaware limited partnership (“MDV IV Entrepreneurs’ Network Fund”), Fourth MDV Partners, L.L.C., a Delaware limited liability company (“Fourth MDV Partners”), Lawrence G. Mohr (“Mohr”), William H. Davidow (“Davidow”), Jonathan D. Feiber (“Feiber”), and Nancy Schoendorf (“Schoendorf”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons”.

Fourth MDV Partners is the general partner of MDV IV and MDV IV Entrepreneurs’ Network Fund, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by MDV IV and MDV IV Entrepreneurs’ Network Fund.  Mohr, Davidow, Feiber, and Schoendorf are the general partners/managing members of Fourth MDV Partners, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by MDV IV and MDV IV Entrepreneurs’ Network Fund.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office for each of the Reporting Persons is:

Mohr, Davidow Ventures

2775 Sand Hill Road, Suite 240

Menlo Park, California  94025

(c)

Citizenship
MDV IV and MDV IV Entrepreneurs’ Network Fund, are Delaware limited partnerships.  Fourth MDV Partners is a Delaware limited liability company.  Mohr, Davidow, Feiber, and Schoendorf are United States citizens.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 00846X105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership. The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of MDV IV and MDV IV Entrepreneurs’ Network Fund and the limited liability company agreement of Fourth MDV, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2002

By:	/s/ Nancy J. Schoendorf

Nancy J. Schoendorf, individually, and on behalf of MDV IV, in her capacity as a managing member of Fourth MDV Partners, the general partner of MDV IV, on behalf of MDV IV Entrepreneurs’ Network Fund, in her capacity as a managing member of Fourth MDV, the general partner of MDV IV Entrepreneurs’ Network Fund, and on behalf of Fourth MDV Partners in her capacity as a managing member thereof.

By:	/s/ William H. Davidow
William H. Davidow

By:	/s/ Jonathan D. Feiber
Jonathan D. Feiber

By:	/s/ Lawrence G. Mohr, Jr.
Lawrence G. Mohr, Jr.

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	14

EXHIBIT A

                The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Agile Software Corporation shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing, dated February 14, 2001, are already on file with the appropriate agencies.